SIRICOMM, INC.

Executive Committee Charter

A.	PURPOSE AND SCOPE

SiriCOMM, Inc. (the “Company”) and subject to the Articles of Incorporation, as amended of the Company (the “Charter”) and applicable law, the Executive Committee may exercise the authority of the Board of Directors (the “Board”) in the management of the business and affairs of the Company when the Board is not in session, subject to the limitations set forth below.

B.	GENERAL FUNCTIONS

The Committee shall and may, subject to applicable law, the Charter and Bylaws of the Company, exercise all of the powers and authority of the Board in the management of the business and affairs of the Company in the interim between meetings of the Board; provided however, that the Committee has no power to:

1.	approve or recommend to shareholders actions or proposals required by law to be approved by shareholders;
2.	fill vacancies on the Board or any committee thereof;
3.	adopt, amend or repeal the Bylaws or any resolution of the Board;
4.	declare any dividend or make any other distribution to the shareholders;
5.	adopt an agreement of merger or consolidation;
6.	authorize or approve the issuance or sale or contract for the sale of shares, except within limits specifically prescribed by the Board;
7.	take any actions not properly delegated to a Committee of the Board pursuant to the Charter, the Bylaws and applicable law; or

The Committee may delegate, as the Committee deems advisable, certain responsibilities to an appropriate management or administrative committee or officers of the Company, subject to applicable law, the Charter and Bylaws. Minutes of each Committee meeting shall be kept and, promptly after being finalized and executed by the Chairman distributed to each member of the Board and to the Corporate Secretary. The Chair shall report at each meeting of the Board on any actions taken by the Committee subsequent to the most recent meeting of the Board and, if deemed necessary or advisable, to seek the approval and/or ratification of the full Board to such actions taken by the Committee.

C.	COMPOSITION AND MEETINGS

The Committee shall be comprised of three directors, one of which shall be the CEO and at least one of which shall not be a member of management.. The CEO shall serve as Chairman of the Committee.

The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. In the absence of the Chair at a duly convened meeting, the Committee shall select a temporary substitute from among its members.

The Committee shall establish its own schedule and rules of procedure. The Committee shall meet on at such times and places as the Committee shall deem advisable, but shall report its actions to the Board no less frequently than quarterly.

The Committee may meet by telephone or video conference and may take action by unanimous written consent. Every notice or facsimile or copy thereof that may be given by the Committee to its members or other Board members electronically, whether by telephone, email, telegram, fax, or otherwise, shall be deemed as effectively given as a written notice with an original signature.

The Committee has the authority to engage outside experts, advisers and counsel to the extent that it considers appropriate to assist the Committee in its work.